SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

EDWARD H.P. LAM ♦*

NICHOLAS A. NORRIS ♦

JONATHAN B. STONE *

ALEC P. TRACY *

DOMINIC W.L. TSUN ♦*

♦ (ALSO ADMITTED IN ENGLAND &

WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 11, 2007	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

BY HAND DELIVERY

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington D.C. 20549

U.S.A.

RE:	MEMSIC, Inc.
Amendment No. 6 to Registration Statement on
Form S-1 Filed on December 11, 2007
File No. 333-146377

Dear Mr. Jones:

On behalf of our client, MEMSIC, Inc. (“Memsic” or “the Company”), we have filed Amendment No. 6 to the Company’s Registration Statement on Form S-1 (“Amendment No. 6”) on the date hereof. In Amendment No. 6, the Company has (i) updated the relevant sections of the prospectus to reflect newly promulgated implementation rules on the income tax law of the People’s Republic of China; (ii) refiled Exhibit 5.1, Opinion of Skadden, Arps, Slate, Meagher & Flom LLP to amend certain assumptions included in the opinion; and (iii) refiled Exhibit 3.1, Amended and Restated Certificate of Association currently in effect, to include the Certificate of Amendment thereto reflecting the Company’s one-for-two reverse stock split, which Certificate of

Mr. Tom Jones

Securities and Exchange Commission

December 11, 2007

RE: MEMSIC, Inc. S-1/A Registration Statement (File No. 333-146377)

Amendment was originally filed as Exhibit 3.5 to the registration statement with the SEC on November 21, 2007.

In relation to (ii) above, we have deleted the assumption on the due filing with the Secretary of State of Delaware of the Certificate of Amendment related to the Company’s one-for-two reverse stock split. In addition, we have clarified assumption (iii) in the opinion paragraph related to the due registration by the transfer agent and registrar of the Company’s shares.

In relation to (iii) above, the Company supplementally advises the Staff that the Amended and Restated Certificate of Association then currently in effect was filed as Exhibit 3.1 to the registration statement with the SEC on September 28, 2007. Subsequently, in connection with the one-for-two reverse stock split of the Company’s common stock, the Company filed a Certificate of Amendment to Certificate of Incorporation with the Secretary of State of Delaware on November 20, 2007, and filed the same as Exhibit 3.5 to the registration statement with the SEC on November 21, 2007. The Company supplementally confirms to the Staff that the prospectus accurately discloses the effective date of the Company’s one-for-two reverse stock split as November 20, 2007. See, e.g., pages 7 and 52 of the prospectus.

In addition, a Form of the Second Amended and Restated Certificate of Incorporation, which is expected to take effect upon completion of this offering, was filed as Exhibit 3.2 to the registration statement with the SEC on November 30, 2007. Such Second Amended and Restated Certificate of Incorporation is primarily intended to remove the provisions relating to the special rights of preferred shareholders of the Company, as the preferred shares of such shareholders will be automatically converted to shares of common stock of the Company upon completion of this offering. The Company will file the Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware on the closing date of this offering.

Lastly, we have changed our disclosure in the section “Shares Eligible for Future Sale” to reflect the newly adopted amendments to Rule 144. See p. 123.

We have enclosed with this letter four courtesy copies of Amendment No. 6 filed on the date hereof for the Staff’s review. Please feel free to contact the undersigned in Hong Kong at the office: (852) 3740-4780, mobile phone at (852) 9460-8675 or (86) 1380-102-1847 if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ Gregory G.H. Miao

Gregory G.H. Miao